EXHIBIT 12
CAPELLA HEALTHCARE, INC.
COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Year Ended December 31,								Six Months Ended June 30,
	2006		2007		2008	2009		2010	2010	2011

EARNINGS
Income from continuing operations before income taxes	$0.8		$2.5		$(24.7)	$9.2		$(10.8)	$(13.5)	$4.6
Fixed charges, exclusive of capitalized interest (a)	14.8		24.6		52.1	50.4		50.6	24.1	26.5

TOTAL EARNINGS	$15.6		$27.1		$27.4	$59.6		$39.8	$10.6	$31.1

FIXED CHARGES
Interest charged to expense (a)	$14.2		$23.9		$50.4	$48.5		$48.4	$23.0	$25.4
Interest portion of rental expense	0.6		0.7		1.7	1.9		2.2	1.1	1.1

Fixed charges, exclusive of capitalized interest	14.8		24.6		52.1	50.4		50.6	24.1	26.5
Capitalized interest	—		—		—	—		—	—	—

TOTAL FIXED CHARGES	$14.8		$24.6		$52.1	$50.4		$50.6	$24.1	$26.5

RATIO OF EARNINGS TO FIXED CHARGES	1.1	x	1.1	x	n/a	1.2	x	n/a	n/a	1.2	x

Amount by which earnings are inadequate to cover fixed charges	n/a		n/a		$24.7	n/a		$10.8	$13.5	n/a

(a)	calculated in fixed charges section below.

(b)	excludes interest income. Includes amortization of deferred financing costs and debt discount amortization.

(c)	estimated to be 15% of consolidated rental expense.